UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 26, 2019

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-☐.

PRELIMINARY STATEMENT

This Form 6-K/A amends the Form 6-K furnished by Vodafone Group Plc (the “Company”) on January 25, 2019, to provide expressly that the press release included in the Form 6-K as originally furnished by the Company is incorporated into the Company’s Registration Statement on Form F-3 (File No. 333-219583).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated March 26, 2019	By:	/s/ Jamie Stead
Name: Jamie Stead
Title: Deputy Group Treasurer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated January 25, 2019 — Trading update for the quarter ended 31 December 2018.

Exhibit 99.1 included with this report on Form 6-K as previously furnished to the Securities and Exchange Commission on January 25, 2019 is hereby incorporated by reference into the prospectus included in the Registration Statement on Form F-3 of Vodafone Group Plc (File Number 333-219583), as amended or supplemented.